UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☒ Form C-TR: Termination of Reporting

Name of issuer
Tamarack Aerospace Group, Inc.
A Washington state corporation formed June 7, 2010

Physical address of issuer
2021 Industrial Drive
Sandpoint, ID 83864

Website of issuer
www.tamarackaero.com

Current number of employees
27

Reason for Termination of Reports
Issuer has filed one annual report and has fewer than 300 holders of record.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tamarack Aerospace Group, Inc.

By: _/s/ Jacob Klinginsmith____
Title: _President_____
Date:__4/27/2023_____

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: _/s/ Jacob Klinginsmith____
Title: _President_____
Date:__4/27/2023_____